Filed Pursuant to Rule 433

Registration Statement No. 333-218604-02

STEP Income Securities® (STEPS®)

STEP Income Securities® Linked to the Common Stock of Apple Inc.
Issuer	Credit Suisse AG (“Credit Suisse”)
Principal Amount	$10.00 per unit
Term	Approximately one year
Underlying Stock:	Common stock of Apple Inc. (NASDAQ symbol: AAPL)
Interest	7.00% per year, payable quarterly
Payout Profile at Maturity

• A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 107.00% of the Starting Value

• 1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100.00% of your principal at risk

Step Level	107% of the starting value of the Underlying Stock
Step Payment	[$0.10 - $0.50] per unit, a [1.00% - 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value of the Underlying Stock
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1053092/000095010317010889/dp82579_424b2-steps10.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Credit Suisse. If Credit Suisse becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary term sheet, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 6, 2017, Product Supplement STEPS-1 dated August 11, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary term sheet, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary term sheet.